Mail Stop 4561
Via Fax (631) 466-3538

May 15, 2009

Ron Kallus
President and Chief Executive Officer
Chief Accounting Officer
Chief Financial Officer
VGTel, Inc.
2 Ingrid Road
Setauket, NY 11733

Re: **VGTel, Inc.**
          Form 8-K filed May 1, 2009
          File No. 000-52983

Dear Mr. Kallus:

        We have completed our review of Item 4.01 of your Form 8-K noted above and
do not, at this time, have any further comments.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant